

Mail Stop 3720

April 26, 2007

Mr. Charles Rice
Chief Executive Officer and President
Lucy's Cafe, Inc.
2685 Park Center Drive, Building A
Simi Valley, CA 93065

Re: **Lucy's Cafe, Inc.**
Registration Statement on Form SB-2
Amended April 20, 2007
File No. 333-140591

Dear Mr. Rice:

We have reviewed your supplemental response letter dated April 19, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 7, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Financial Statements

1.   It appears that you are required to file the statements of operations and cash flows of Advanced Tel, Inc. for the years ended June 30, 2004 and 2005 and for the interim period ended March 31, 2006, since this acquisition exceeds 40% significance. Please revise or tell us why you believe you are in compliance with the requirements of Rule 310(c)(3) of Regulation S-B.

Audited Financial Statements of Lucy's Cafe, Inc.

Consolidated Statement of Cash Flows, page F-6

2.   We note that you classify cash acquired in the acquisition of Advanced Tel, Inc.
        and in the merger with Lucy's Cafe, Inc., as financing activities. It appears to us
        that these cash flow meet the criteria of investing activities, as set forth in SFAS
        No. 95. Please tell us, citing the appropriate accounting literature, why you
        believe these cash flows to be financing activities, rather than investing.

3.   We note from the disclosures found on page F-14, that the initial purchase price
        of ATI, included a cash payment of $250,000. However, it does not appear that
        this payment has been reflected in the cash flow statement. Please explain.

4.   SFAS No. 123(R) amended paragraph 19 of SFAS No. 95 to require cash retained
        as a result of the tax deductibility of increases in the value of equity instruments
        issued under share-based payment arrangements to be classified as a financing
        activity. Please tell us, if applicable, where you have classified these excess tax
        benefits in your statement of cash flows.

Notes to Consolidated Financial Statements

Note 8 – Common Stock, page F-20

5.   We refer to the registration payment arrangements discussed in the section titled
        "2006 Issuance of Common Stock." It does not appear that you have recorded a
        liability associated with the liquidated damage provisions of your registration
        agreements. Please tell us how you evaluated the contingent liability associated
        with the liquated damage provisions in accordance with FSP EITF 00-19-2, if
        applicable.

        You may contact Christine Adams, Accountant, at (202) 551-3363 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding
comments on the financial statements and related matters. Please contact the undersigned
at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/Larry Spirgel
                                                        Assistant Director

cc: Andrew Turney (*via facsimile*)